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WRITER'S DIRECT NUMB
81-3-5251-1601

November 12, 2004

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are a copy of three English language press releases issued by the Company between October 7, 2004 and October 13, 2004. Additionally, the Company filed a Japanese language interim financial digest with the Tokyo Stock Exchange on November 8, 2004, made public the Japanese language reference materials for its interim financial results, and issued eleven Japanese language press releases between October 7, 2004 and November 4, 2004, in each case without preparing an English translation. We have therefore furnished English summaries of these documents below:

- Japanese language interim financial digest for the six months ended September 30, 2004, as filed with the Tokyo Stock Exchange on November 8, 2004, which includes:

dlw 11/22

- Summary of interim consolidated financial results and disclosure of certain financial indexes
- Organization of the Olympus group
- Management policy and narrative description of interim financial results
- Interim consolidated financial statements
    - Interim consolidated balance sheets
    - Interim consolidated income statements
    - Interim consolidated statements of retained earnings
    - Interim consolidated statements of cash flows
    - Notes to the interim consolidated financial statements
- Geographic and business segment information
- Information on production, orders and sales
- Fair value of marketable securities
- Contractual value, fair value and unrealized holding gains/loss on derivative instruments
- Subsequent event
- Summary of interim unconsolidated financial results and disclosure of certain financial indexes
- Unconsolidated financial statements
    - Interim unconsolidated balance sheets
    - Interim unconsolidated income statements
    - Notes to the Interim unconsolidated financial statements
    - Subsequent event

- Japanese language reference materials for the Company's interim financial results

- Japanese language press release, dated October 7, 2004, regarding the joint development of a new high-speed, high-precision SNP typing method by Olympus, University of Tokyo and NovusGene

- Japanese language press release, dated October 13, 2004, announcing the launch of TV commercial in connection with the Company's new products "i:robe" and "m:robe," starting in November 23, 2004

- Japanese language press release, dated October 13, 2004, announcing the Company's entry into portable HDD music player market with new "m:robe" brand products

- Japanese language press release, dated October 13, 2004, announcing the introduction of new-concept digital camera "i:robe IR-500," dedicated "Dock & Done" digital photo printer "P-S100" and hard disk storage device "S-HD-100"

- Japanese language press release, dated October 14, 2004, announcing the grant of "2004 Good Design Award" to the Company's seven products, including video scope system for industrial use "IPLEX MX" and digital camera "CAMEDIA AZ-1"

- Japanese language press release, dated October 18, 2004, announcing the introduction of "Voice-Trek DS-20," the Company's best tone quality IC recorder

- Japanese language press release, dated October 19, 2004, announcing the introduction of "CAMEDIA X-450," compact digital camera with 3x optical zoom lens and 3.2-megapixel imaging

- Japanese language press release, dated October 19, 2004 (and amended in October 21, 2004), announcing the introduction of "CAMEDIA X-500," compact digital camera with 3x optical zoom lens and 4.0-megapixel imaging

- Japanese language press release, dated October 25, 2004, announcing that the Company has joined the United Nation's "The Global Compact"

- Japanese language press release, dated November 4, 2004, announcing the launch on development of video spectrum endoscope system, the technology for early diagnosis and detection of cancer by video spectrum

- Japanese language press release, dated November 4, 2004, announcing the release date for "E-300 Lens Set" and the Company's plan for holding a double present campaign to commemorate "E-300 Lens Set"

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Wakako Takatori /pfg

Wakako Takatori

Enclosures

October 7, 2004

Olympus, University of Tokyo and NovusGene Jointly Develop a New High-speed, High-precision SNP *1 Typing Method

— Multiplex reaction *2 based on DNA computing*3 technologies —

Olympus Corporation (President: Tsuyoshi Kikukawa), together with a research group headed by Professor Katsushi Tokunaga, Department of Human Genetics, Graduate School of Medicine, and Professor Akira Suyama, Graduate School of Arts and Sciences, both of whom are from the University of Tokyo (President: Dr. Takeshi Sasaki, Bunkyo-ku, Tokyo), and NovusGene Inc. (President Toru Makino, Hachioji City, Tokyo) have jointly developed a new SNP typing method based on DNA computing technology. The new method is expected to become a mainstream approach to clinical genetic diagnosis in the future.

International collaborative research has revealed links between adult (lifestyle-related) diseases*4, such as heart disease, high blood pressure and diabetes, and genetic factors. Adult diseases are also known as "polygenetic diseases," since genetic differences (polymorphism) are believed to influence the extent to which individuals will be susceptible to these diseases. Researchers are working to identify the susceptibility genes involved in the process, using a method known as "SNP typing" to detect polymorphism.

The new SNP typing method for detecting polymorphism, which has been developed through this collaborative research initiative, uses a multiplex reaction capable of typing several tens or hundreds of SNPs simultaneously. The result is a dramatic reduction in both the cost of detection and the time required. While there are other multiplexing methods, this new SNP typing method uses DNA computing technology to ensure extremely accurate detection. Capable of typing tens of thousands or even hundreds of thousands of SNPs a day, this method will greatly accelerate research of polygenetic diseases.

The results of this joint development project will be presented at the 49th annual meeting of the Japan Society of Human Genetics (Chairman: Norio Niikawa), which opens on Tuesday, October 12 at Schönbach Sabo in the Zenkyoren Building (Chiyoda-ku, Tokyo).

The findings will also be presented at the 54th annual meeting of the American Society of Human Genetics (President: Robert L. Nussbaum, Toronto, Canada), which starts on Tuesday, October 26.

If future research proves that genetic factors are indeed involved in the effectiveness or side effects of drugs, or in the development of polygenetic diseases, SNP typing is likely to become a mainstream approach to clinical diagnosis. Moving into the era of personalized medicine, Olympus will continue to be part of this collaborative research on this unique approach to SNP typing developed in Japan.

【Roles】

■Olympus Corporation

Improvement of the testing method, development of automated processing mechanisms

■Tokunaga Laboratory, University of Tokyo

Assessment and advice concerning the improvement and systematization of experimental procedures

■Suyama Laboratory, University of Tokyo

Invention of basic principle, design and supply of high-precision artificial sequences needed for the reactions

■ NovusGene Inc.

Design of SNP detection sequences and improvement of experimental procedures

【Terminology】

*1 SNP (single nucleotide polymorphism)

The human genome consists of approximately 3 billion bases. It is known that differences in individual human beings occur at the rate of one every few hundred bases. Referred to as "single nucleotide polymorphism," or SNP, this genetic variation influences individuals' vulnerability to diseases and the effectiveness of medication on patients.

SNP typing is a method of determining which type of base exists in a specimen at each SNP site. With this knowledge, it will be possible to predict the susceptibility of an individual to specific diseases.

*2 Multiplex reaction

Existing polymorphism detection methods detect a single instance of polymorphism in a single reaction fluid. The multiplex reaction method, on the other hand, allows multiple instances of polymorphism to be detected simultaneously in the same reaction fluid.

*3 DNA computing technology

DNA computers use DNA to perform calculations. They have the potential to solve computing problems involving combination problems, which are difficult for conventional electronic computers, at extremely high speeds. DNA computing technology is a generic term for the technology used to design the complex reactions and DNA structures needed for DNA computing operations, and the sequencing design technology needed to eliminate errors.

*4 Adult (lifestyle-related) diseases

These are diseases caused by multiple genetic and lifestyle factors. The occurrence of such diseases is strongly influenced by subsequently acquired environmental factors as well as genetic factors.

Please address all inquiries to the following

Media representatives: Ayako Nagami,
PR & IR Department, Olympus Corporation
TEL 03-3340-2052 (direct line) FAX 03-3340-2130
Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-Chome, Shinjuku-ku Tokyo 163-0914, Japan

I N F O R M A T I O N

October 13, 2004

OLYMPUS ENTERS PORTABLE HDD MUSIC PLAYER MARKET WITH NEW m:robe BRAND PRODUCTS

• New m:robe MR-500i motion music player offers fusion of music and images

• New MR-100 HDD music player offers compact music playback

The information contained in this news release applies only to the Japanese market

Summary

The Olympus Imaging Corporation*[1] (President: Hiroshi Komiya) is pleased to announce its entry into the portable hard disk drive music player business with the introduction of m:robe brand products that offer a totally new way of enjoying music. The first m:robe series products to be offered are MR-500i and MR-100 HDD music players. The two products are scheduled to go on sale in Japan in late November, 2004. With these and other m:robe series products to be released in the future, Olympus is offering consumers a new music-oriented lifestyle and a convenient new way to carry their favorite music and images with them wherever they go.

The m:robe brand derives its name from the fact that m:robe products can be carried anywhere, anytime, allowing users to "robe" themselves in their favorite music wherever they go. It will be aggressively promoted by Olympus as a new brand of HDD music player. White is used as the signature color for m:robe products to evoke the timeless beauty of white porcelainware that sets off the beauty of the items it contains. The m:robe also features touch-screen / touchpad operation and a user-friendly GUI that provides visual and emotional feedback in response to user input.

MR-500i is positioned as the flagship of the m:robe series, and incorporates a 20GB hard disk drive that allows both music and images to be carried with the user. In addition to being an HDD music player that allows users to enjoy music playback, it is equipped with a 3.7-inch VGA monitor, a graphical image calendar function, and a camera function that turns the large LCD monitor into a viewfinder that lets users capture images simply by touching the screen. Under the concept of "REMIX YOUR IMAGES," it also features a Remix Play mode that allows users to freely create a fusion of music and images, by combining their favorite music and images with a variety of visual effect templates to easily edit and play original image content

MR-100 is a dedicated music playback model that incorporates a 5GB hard disk drive in its compact body, allowing it to store up to approximately 1,200 musical selections.

The m:trip music and image management PC software is included with both the MR-500i and MR-100. The m:trip application software can be used to play music captured from CD or purchased via internet download, to view images captured with the MR-500i or a digital camera , and to playback Remix content by combining images with. Simply by connecting an m:robe to a personal computer it makes it easy to transfer music and image data for a wider ranger of digital content enjoyment.

Product Name	MSRP	Launch Date	Monthly Production
m:robe MR-500i	open pricing	late November 2004	6,000 units
m:robe MR-100	open pricing	late November 2004	10,000 units

*[1] Formerly a part of Olympus Corporation; established as a separate company on October 1, 2004.

Design Concept

The m:robe products reflect a rigorous commitment to design excellence. They are designed to harmonize with their surroundings, and to project an image of cleanliness, gentleness, and simplicity. Their white signature color reflects the timeless beauty of white porcelainware, which, rather than making a strong style statement of its own, tends to draw attention to the beauty of the flowers or foods that it contains. In the same way, m:robe products are designed to be like "white porcelain vessels" that enhance the beauty of the images and music they hold.

Main Features

m:robe MR-500i Motion Music Player with Remix Play Mode for Image and Music Enjoyment

MR-500i is a portable HDD music player that allows user to enjoy music, images, and — via its Remix Play mode — a fusion of music and images. A 20GB hard disk drive is built-in.

1. Remix Play Mode Support

MR-500i features a Remix Play mode that allows various effects to be applied to images so that they can be enjoyed in conjunction with music playback. Remix Play mode is composed of three elements: music data, multiple image data, and visual effect templates. These can be freely combined and stored as "Remix Cubes." Remix Cubes can easily be created with the included m:trip computer application software or the remix-enabled m:robe MR-500i.

2. A New Shooting Style

In addition to displaying digital photos transferred to it from a PC, MR-500i incorporates a camera unit for image capture. It also offers a new shooting style that allows users to capture the world they see on the large LCD monitor/viewfinder simply by touching the screen. A Viewer function enables captured images to be organized into albums, displayed in calendar format, and viewed as slideshows.

3. Touch-Screen GUI

A touch-screen GUI allows intuitive operation. By moving a finger up or down on the screen, users can perform actions such as track selection and volume adjustment.

4. Versatile Search Functions

Music and images can easily be searched by date, playback history, or user-assigned keyword. You can search music by album, artist, genre, composer, year of release, or playback history. Images can be viewed in thumbnail, album, or calendar format, making it even easier to find the ones you want.

5. Dedicated m:trip Application Included

An m:robe dedicated PC software called m:trip is included with MR-500i. The software can be used to manage m:robe file transfers, convert CD music files to WMA*[2] format, and create Remix Cubes for Remix Play mode. It also allows music, image, and Remix Cube data to be synchronously transferred to an m:robe MR-500i simply by placing the unit in its dedicated cradle.

*[2] WMA is an audio format developed by Microsoft Corporation that offers high sound quality and high compression. WMA is supported by Windows® Me and subsequent Windows® operating systems. CD recordings compressed into the WMA format offer 48kbps data streaming for CD-quality sound.

6. Built-In High-Capacity 20GB Hard Disk Drive

A high-capacity 20GB hard disk is built into MR-500i, allowing up to approximately 5,000*[3] music selections or 20,000*[4] images to be carried.

*[3] Assuming music data only; 128kbps files in WMA format with a track length of 4 minutes.

*[4] Assuming image data only; 4-megapixel images.

7. Built-In 3.7-Inch TFT Color LCD

The 3.7-inch, high-definition LCD offers VGA (640 horizontal x 480 vertical) quality with 260,000 colors, and can be used to view photos, CD jacket art, and song lyrics*[5].

*[5] Users must download relevant data from the Internet for CD jacket art and song lyric display.

8. Versatile Preset Equalizer

16 equalizer settings are provided for different genres andplaces where users are listening. Users can set and save their favorites, and easily fine-tune sound quality to suit their preference.

9. Remote Control

Playback, stop, volume, fast forward/reverse, and song title and artist name display can be operated by remote control. A convenient 'Favorites' button makes it easy to add the currently selected track to your Favorites list.

10. White Signature Color and Unified Design

Both m:robe models feature a white signature color and unified design. Like white porcelainware, they have a timeless beauty that sets off the beauty of the items they contain. Together with i:robe series digital solution brand products for easier and more enjoyable digital photography, they define a unified world of their own.

Other Features

• Support for MP3*[6]/WMA File Playback

Supported file formats include the popular MP3 format, as well as WMA formats including variable bit rate WMA.

*[6] MP3 is the short name for MPEG 1/2 audio layer 3 compression. It makes it possible to achieve 10:1 file data compression with minimal loss of sound quality.

• USB 2.0 Interface

Data transfer to a PC is possible via the dedicated cradle and a USB cable. Hi-Speed USB 2.0 is supported. In addition, support for storage class USB allows the m:robe to be used as an external data storage device simply by connecting it to a PC (Windows 2000/XP).

• AV Output (when using cradle)

AV output via the dedicated cradle allows Remix Play to be enjoyed on a standard TV, and music to be played back through amplifier-equipped speakers.

• PictBridge Support

PictBridge standard support* allows direct printing to any PictBridge-enabled printer.

*[7] CIPA approval pending as of October 13, 2004.

m:robe MR-100 Portable Music Player

The m:robe MR-100 is a compact portable music player designed exclusively for music playback.

1. White Signature Color and Unified Design

Both m:robe models feature a white signature color and unified design. Like white porcelainware, they have a timeless beauty that sets off the beauty of the items they contain. Together with i:robe series digital solution brand products for easier and more enjoyable digital photography, they define a unified world of their own.

2. Unique Electrostatic Pad Operation

Volume adjustment and track selection are via unique electrostatic pad-based controls. Operation is intuitive and can be effected simply by moving a finger up or down on the pad.

3. 5GB Hard Disk Drive

Despite its compact size and low weight, the MR-100 is equipped with a 5GB hard disk that can hold approximately 1,200 musical selections*[8].

*[8] 128kbps files in WMA format with a track length of 4 minutes.

4. Dedicated m:trip Application Included

An m:robe dedicated PC software called m:trip is included with the MR-100. The software offers management functions for music data transferred to an m:robe, and conversion of CD music files to WMA format.

5. Easy Track Selection

Music can be searched by artist, album, year of release, recent favorites, and other criteria. Users can also choose from a "My Top 20" playlist of frequently played tracks, or create custom playlists of

their own.

6. Versatile Preset Equalizer

16 preset equalizer settings allow users to control bass and treble according to the music genre or listening environment to suit their mood and musical taste.

7. Other Features

- Support for MP3/WMA File Playback

  Supported file formats include the popular MP3 format, as well as WMA formats including variable bit rate WMA.

- USB 2.0 Interface

  Data transfer to a PC is possible via the dedicated cradle and a USB cable. Hi-Speed USB 2.0 is supported. In addition, support for storage class USB allows the m:robe to be used as an external data storage device simply by connecting it to a PC (Windows 2000/XP). Battery charging via USB is also possible.

- Remote Control

  The optional RM-13 remote control provides additional at-your-fingertips operating ease.

New Olympus i:robe/m:robe Brand Website

A new i:robe/m:robe-branded website is being set up at URL: http://robe-gate.jp In addition to i:robe and m:robe product information it will feature a rotating gallery of works created by various creative artists using the i:robe and m:robe. A free download of m:trip software for m:robe music and image file management will also be offered for a limited time only. Ultimately, the new website will serve as a one-stop information and resource center for i:robe/m:robe digital image and music content creation.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp



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<Back>

m:robe 「MR-500i」


m:robe

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<Back>

m:robe 「MR-100」

Your Vision, Our Future

I N F O R M A T I O N

October 13, 2004

OLYMPUS INTRODUCES i:robe IR-500 NEW-CONCEPT DIGITAL CAMERA AND DEDICATED "DOCK & DONE" DIGITAL PHOTO PRINTER AND HARD DISK STORAGE DEVICE

- New-concept style and "Dock & Done" convenience for easy image storage and printing -

The information contained in this news release applies only to the Japanese market

Summary

The Olympus Imaging Corporation*[1] (President: Hiroshi Komiya) is pleased to announce the introduction of the i:robe IR-500 new-concept digital camera for a new digital photo lifestyle, and supporting peripherals that include the S-HD-100 hard disk storage device and the P-S100 digital photo printer. The three products are scheduled to go on sale in Japan in late November 2004. The i:robe IR-500 camera and its peripherals, connected via dedicated cradle , offer a comprehensive "Dock & Done" image printing and storage solution.

The newly introduced Dock & Done functionality was developed by Olympus to simplify connection and operation so that digital cameras and related peripherals are easier and more fun to use. Users simply "dock" the digital camera in its dedicated cradle and they're "done" — image storage and printing can be performed without even using a computer. In fact, with Dock & Done, users can shoot, review, save, search, view, display, and share their photos with greater ease than ever before.

The new-concept digital camera that supports Dock & Done functionality is called the "i:robe IR-500" because it can be carried anywhere, anytime, allowing users to "robe" themselves in “images” wherever they go. It is the first Olympus camera to feature a multi-swing display that can be rotated 360° for versatile shooting in a wide range of situations, including low-angle/high-angle shooting and self-portrait shooting. The multi-swing display also ensures carefree portability because it protects both the display and the lens when in the closed position. S-HD-100 storage device, equipped with a CPU and USB hub funcitionality, incorporates a 40GB hard disk drive that can hold approximately 40,000 4-megapixel images, while the compact P-S100 digital photo printer can produce postcard and L-size photo prints. Both peripheral devices support Dock & Done functionality, as well as personal computer connectivity.

White is used as the signature color for all products. Reminiscent of white porcelainware that sets off the beauty of the items it contains, the color scheme ensures timeless beauty and compatibility with a variety of interior decorating schemes.

Olympus believes that precious everyday photos are a form of "personal content," and proposes a "New Photo Life Solution" as a total solution concept for a rich new photo lifestyle. With the introduction of these new products with Dock & Done functionality, it proposes a new way to enjoy photos and a new photo lifestyle that it hopes will contribute to the development of a new imaging culture.

Product Name	MSRP	Launch Date	Monthly Production
i:robe IR-500 digital camera	open pricing	late November 2004	30,000 units
S-HD-100 hard disk storage device	open pricing	late November 2004	5,000 units
P-S100 digital photo printer	open pricing	late November 2004	5,000 units

*[1] Formerly a part of Olympus Corporation; established as a separate company on October 1, 2004.

Design Concept

The i:robe IR-500 digital camera and related peripherals reflect a rigorous commitment to design excellence. The design concept uses white as a signature color to ensure compatibility with product surroundings, and to project an image of cleanliness, gentleness, and simplicity. The design has a timeless beauty reminiscent of white porcelainware, which, rather than making a strong style statement of its own, tends to draw attention to the beauty of the flowers or foods that it contains. In the same way, i:robe products are designed to be like "white porcelain vessels" that enhance the beauty of the digital photos they hold.

Main Features

i:robe IR-500, S-HD-100 Hard Disk Storage Device and P-S100 Digital Photo Printer Shared Features

1. Dock & Done Support

In addition to digital photo shooting, the three products support convenient Dock & Done photo storage, management, and printing for more carefree shooting and easy image handling. The combination of an i:robe IR-500 and a S-HD-100 hard disk storage device allows images to be stored simply by docking the i:robe IR-500 in its cradle — the use of a PC is not required. By further adding an P-S100 digital photo printer, images for which a print reservation has been set can be easily printed after they have been stored*[2].

*[2] Optional KP16 Cable required to connect the P-S100 digital photo printer to the S-HD-100 hard disk storage device.

2. White Signature Color and Unified "White Porcelain" Design Concept

All of the New Photo Life Solution products being introduced at this time feature a white signature color. Reminiscent of white porcelainware that sets off the beauty of the items it contains, the color scheme ensures timeless beauty and compatibility with a variety of interior decorating schemes.

Multi-Swing Display-Equipped New-Concept i:robe IR-500 Features

The "i:robe" is a new Olympus digital camera brand that takes its name from the fact that the i:robe

IR-500 digital camera allows users to "robe" themselves in their favorite images wherever they go. The i:robe IR-500 is a new concept digital camera that features Dock & Done functionality, sophisticated design with a white signature color, and a multi-swing display that rotates 360° for easy shooting anywhere.

1. Multi-Swing Display with 360° Rotation

The i:robe IR-500 is the first Olympus camera to feature a multi-swing display with 360° rotation capability. By rotating the display, users can use it to view their subject when taking low-angle, high-angle, and a wide range of other shots. When closed, the multi-swing display also ensures carefree portability by protecting both the lens and the LCD screen.

2. Self Portrait Mode Shooting

The multi-swing display's 360° rotation capability makes it easy to shoot self-portraits as well as other people and scenery. Users can view themselves on the LCD screen while shooting, and use the camera's Self Portrait mode to ensure optimum exposures.

3. Movie Mode Camera Shake Correction

In Movie mode, digital camera shake correction can be applied to reduce image unsteadiness and and camera shake worries.

4. 2.5-Inch High-Definition LCD Makes Viewing More Fun

A 210,000-pixel high-definition semi-transmissive LCD monitor maximizes the advantages of both transmissive and reflective technologies to assure excellent visibility and high picture quality even when viewed in bright outdoor light.

5. Photo Diary Calendar Function

Photos taken are automatically organized into a calendar display format according to the date taken. A choice of 1-month, 12-month, and multi-year calendar views makes it easy to find photos quickly.

6. Custom Photo Albums

An Album function allows images in the camera to be organized in 12 separate albums for easy viewing. Each album can hold up to 100 images. As a result, users can carry their favorite photos right in the camera, and enjoy viewing them wherever and whenever they wish.

7. Advanced Slide Show Functions

An automatic slideshow function provides continuous playback of stored images. A total of 9 transition effects are offered, including Normal, Scroll, Fade, Zoom Down and Random. It's a fun feature that makes viewing more enjoyable.

8. OLYMPUS Master*[2] Image Editing and File Management Software Included

OLYMPUS Master image editing and file management software with intuitive calendar-type GUI is

included with the i:robe IR-500. Features include image downloading, image correction, slideshow playback, printing, and other functions.

*[2] OLYMPUS Master operating requirements

Windows: Pentium III 500MHz or better, Windows 98SE/Me/2000 Professional/XP

Macintosh: PowerPC G3 500MHz or better, Mac OS X v10.2 or higher.

9. Other Features

• 17 Scene Program Modes

17 Scene Program modes are offered to suit a wide variety of shooting situations. The modes are preprogrammed with optimized color balance, brightness, shutter speed, and other settings, allowing users to obtain beautiful results simply by pressing the shutter button.

• PictBridge Support*[3]

PictBridge support allows direct photo printing to any PictBridge-enabled printer.

*[3] CIPA approval pending as of October 13, 2004.

• 4-Megapixel Image Quality

A high-performance 2.8x zoom lens and high-resolution 4-megapixel CCD ensure high image quality in a compact body.

• Thin Body with Folded Light Path Lens Unit

A folded light path lens unit packs 2.8x optical zoom power into the camera's exceptionally thin body.

• Clock Display

Clock and alarm functions are built-in, with a choice of digital time display or graph-type "designer clock" time display.

• AV Output (when using cradle)

An AV output allows images to be displayed on a standard TV.

• Hi-Speed USB 2.0 Interface (when using cradle)

Fast image file downloading is offered via the IR-500's dedicated cradle, which has a Hi-Speed USB 2.0 interface that can be connected to the user's PC via USB cable.

• Storage Class USB

Support for mass storage class USB allows the IR-500 to be connected directly to a PC via the cradle for easy image file transfer.

S-HD-100 Hard Disk Storage Device with Built-In CPU

The S-HD-100 provides hard disk storage via a USB interface. It can be connected to a PC and used as a conventional external hard disk device, or used for direct Dock & Done storage of digital camera image files without using a PC.

1. Intelligent Image File Management Functions

S-HD-100 is equipped with a CPU for intelligent image file management. When downloading images from a digital camera that supports Dock & Done functionality, it offers an incremental download function that checks each image to see if it has been downloaded previously, and only

downloads those that are new.

2. High-Capacity 40GB Hard Disk

S-HD-100 offers outstanding storage capacity with a 40GB hard disk capable of holding approximately 40,000 4-megapixel-class images*4.

*4 i:robe IR-500 Super High 4M mode images.

3. OLYMPUS Master Image Editing and File Management Software Included

Included OLYMPUS Master software features an intuitive calendar-type GUI that makes image editing and file management easy.

4. Conventional Digital Camera Connection Capability*5

The use of an optional TA-PA7 adapter allows image files to be downloaded to S-HD-100 from any USB mass storage class digital camera without using a PC (Incremental Download function not supported).

*5 Updated information about supported cameras is available online at http://www.olympus.co.jp.

5. Compact and Easy-to-Carry Size

Measuring only about 13cm square, and weighing just 310g., S-HD-100 is compact enough to be used for portable image and movie storage. As a result, users can shoot images and movies without worrying about their camera's memory capacity.

6. Easy USB Connectivity

Support for mass storage class USB allows the S-HD-100 to be used as a personal computer external storage device without installing any driver software on the PC.

P-S100 Digital Photo Printer for Postcard and L-Size Print Output

The P-S100 is a digital photo printer for producing postcard and standard L-size photo prints. Compact in size, it has a white body and attractive, high-quality design. It also supports Dock & Done functionality and direct printing from any PictBridge-enabled digital camera.

1. Easy-Loading Paper In-Tray Cases

The P-S100 uses dedicated Paper In-Tray Case / Ribbon Cartridge units (Postcard size: P-P50SP, L-size: P-L50S; 50-sheets each). The cases can be inserted directly into the P-S100, assuring exceptionally easy paper loading, with no danger that media will be soiled by fingerprints or handling. Higher-than-normal 50-sheet capacity also reduces the need for frequent paper replenishment.

2. Photo Print Cases

Index seals and a case cap are included with dedicated Paper In-Tray Cases, allowing them to be used to organize and store finished prints.

3. 50-Sheet Paper In-Tray Case / Ribbon Cartridge Included

A 50-sheet Paper In-Tray Case / Ribbon Cartridge is included with the P-S100 so that users can begin printing right away.

4. High Quality Dye-Sublimation Printing

16.77-million color reproduction ensures beautiful, vibrant print quality. A light- and moisture-resistant overcoating ensures long-lasting beauty.

5. Other Features

Borderless Printing on L-Size and Postcard-Size Media

Border area is perforated to allow easy removal when producing borderless prints. The border area can also be used for writing titles or comments that aid in organization.

PictBridge Support*[3] for Direct Digital Camera Printing via USB Cable

Direct printing from any PictBridge-enabled digital camera is supported; prints can be produced simply by connecting the camera to the printer. Printing from a PC is also supported.

New Olympus i:robe/m:robe Brand Website

A new i:robe/m:robe-branded website is being set up at http://. In addition to i:robe and m:robe product information it will feature a rotating gallery of works created by various creative artists using the i:robe and m:robe. A free download of m:trip software for m:robe music and image file management will also be offered for a limited time only. Ultimately, the new website will serve as a one-stop information and resource center for i:robe/m:robe digital image and music content creation.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp



＜Front＞


OLYMPUS

＜Back：MultiSwingDisplay360°　＞

DigitalCamera「i:robe IR-500」



HardDiskStorage「S-HD-100」



DigitalPhotoPrinter「P-S100」



『i:robe』Series　「i:robe IR500」、「S-HD-100」、「P-S100」